Exhibit 23.2

[Letterhead of Aircraft Information Services, Inc.]

CONSENT

We refer to the preliminary prospectus of Southwest Airlines Co. relating to the offer and sale of $500 million aggregate face amount of Pass Through Trust Certificates, Series 2007-1 (the “Prospectus”). We hereby consent to the inclusion of our report dated July 16, 2007 in the Prospectus and to the references to our firm in the Prospectus under the captions: “Summary—Equipment Notes and the Aircraft”, “Description of the Aircraft and the Appraisals—the Appraisals” and “Experts.” We also consent to such use, summary and references in the final prospectus of Southwest Airlines Co. relating to the offering described in the Prospectus, to the extent such use, summary and references are unchanged.

Date: July 30, 2007	Aircraft Information Services, Inc.
By: /s/ Fred Bearden
	Name:	Fred Bearden
	Title:	CEO